Exhibit 99.1

AutoNavi Holdings Limited to Hold Annual General Meeting on December 27, 2013

Beijing China, November 18, 2013 — AutoNavi Holdings Limited (NASDAQ: AMAP) (“AutoNavi” or the “Company”), a leading provider of digital map content and navigation and location-based solutions in China, today announced that it will hold its annual general meeting of shareholders at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 27, 2013 at 10:00 a.m. (local time). Holders of record of ordinary shares and series A preferred shares of the Company at the close of business on November 15, 2013 (Eastern Standard Time) are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting, which sets forth the resolution(s) to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.autonavi.com. AutoNavi has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2012, with the U.S. Securities and Exchange Commission. AutoNavi’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may also obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by writing to Investor Relations, AutoNavi Holdings Limited, 16/F, Section A, Focus Square, No 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing 100102, the People’s Republic of China, or by email to ir@autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the China market, including mobile location-based solutions and Internet location-based solutions, automotive navigation solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

For further information, please contact:

In China:

Investor Relations

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: ir@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, New York

Tel: +1-616-551-9714

E-mail: amap@ogilvy.com